SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001 -04
Company Registry (NIRE): 3330001159-5

ANNUAL AND EXTRAORDINARY SHAREHOLDERS MEETING
CALL NOTICE

The shareholders of Companhia Siderúrgica Nacional are hereby invited to attend the Annual and Extraordinary Shareholders’ Meeting to be held at 11:00 a.m. on April 30, 2007, at the Company’s headquarters, located at Rua São José no.20 – Grupo 1602, Centro, in the city and state of Rio de Janeiro, to decide on the following agenda:

At the Extraordinary Shareholders’ Meeting:

1.	To cancel 15,578,128 shares currently held in treasury, with no capital reduction.

2.	To amend articles 5 and 7 of the Company’s Bylaws, in order to reflect the cancellation of said shares.

3.	To ratify the hiring of CPConsult Soluções Integradas Ltda., which reappraised the assets related to Central Termelétrica II (“CTE II”), whose values were incorporated into the financial statements of December 31, 2006, and approve its evaluation report of December 11, 2006,

4.	To ratify management’s decision to hire CPConsult Soluções Integradas Ltda. to reappraise the Company’s assets, including those related to CTE II.

5.	To discuss and approve the evaluation report drawn up by the above-mentioned company.

At the Annual Shareholders’ Meeting:

6.	To acknowledge the managers’ accounts and examine, discuss and vote on the Financial Statements and the Management Report for the fiscal year ended December 31, 2006.

7.	To discuss management’s proposed capital budget for 2007 and the allocation of net income for the fiscal year ended 2006, as well as the reserves constituted.

8.	To elect the members of the Company’s Board of Directors

9.	To establish the total annual compensation of the Company’s managers.

10.	To define the newspapers in which the Company shall publish its legal announcements.

Pursuant to CVM Instruction 165/91, amended by CVM Instruction 282/98, the Company hereby declares that the minimum interest in the Company’s voting capital required for the adoption of the multiple vote system is 5% (five per cent).

Shareholders whose shares are held in custody should present the documents defined in item II of article 126 of Law 6.404/76. Shareholders who wish to be represented at the shareholders’ meetings that are the object of this Call Notice by an attorney-in-fact should observe the terms of paragraph 1 of the same article, delivering the respective powers of attorney, with special powers, to the Company’s headquarters at least 2 (two) business days prior to the date of said meetings.

As of this date, the documentation related to the contents of the Agenda is available to shareholders at the Company’s headquarters and on the websites of the Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission – CVM) and the São Paulo Stock Exchange.

Rio de Janeiro, April 12, 2007.

Benjamin Steinbruch
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2007

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.